UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the Month of August 2026
Commission File Number: 001-40488

MOLECULAR PARTNERS AG
(Exact name of registrant as specified in its charter)

Wagistrasse 14
8952 Zürich-Schlieren
Switzerland
Telephone: +41 447557700
(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒  Form 20-F    ☐  Form 40-F

EXPLANATORY NOTE

Molecular Partners AG (the "Registrant") is filing this Form 6-K to furnish (i) a press release the Registrant issued on
August 25, 2026, (ii) condensed consolidated interim financial statements (unaudited) as of, and for the three and six months ended, June 30, 2026 (including accompanying notes thereto), which are furnished herewith as Exhibit 99.1, 99.2 and 99.3, respectively.
Exhibits 99.1, 99.2 and 101 to this Report on Form 6-K, excluding any quotes of management, website addresses or hyperlinks included therein, shall be deemed to be incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File No. 333-286488) and Forms S-8 (File No. 333-272974 and File No. 333-280491, 333-288313 and 333-296995) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Condensed consolidated interim financial statements (unaudited)

Condensed consolidated interim statement of financial position as of		June 30, 2026	December 31, 2025
in CHF thousands	Note

Assets

Property, plant and equipment		4,266	5,229
Intangible assets		—	2
Total non-current assets		4,266	5,231

Short-term time deposits		—	10,405
Other current assets		2,161	1,985
Trade and other receivables		1,341	1,834
Cash and cash equivalents		67,930	82,653
Total current assets		71,432	96,876

Total assets		75,698	102,107

Shareholders' equity and liabilities
Share capital	5.2	4,037	4,037
Additional paid-in capital		390,917	389,179
Treasury share reserve	5.2	(1,233)	(1,129)
Cumulative losses		(335,177)	(311,753)
Total shareholders' equity		58,544	80,334

Trade and other payables		160	160
Lease liability		1,832	2,438
Employee benefits		5,342	8,147
Total non-current liabilities		7,334	10,746

Trade and other payables		1,765	1,767
Accrued expenses		6,845	8,055
Lease liability		1,210	1,206
Total current liabilities		9,820	11,027
Total liabilities		17,154	21,772

Total shareholders' equity and liabilities		75,698	102,107
See accompanying notes, which form an integral part of these unaudited condensed consolidated interim financial statements.

Condensed consolidated interim statement of profit or loss and other comprehensive result for the 6 months ended June 30,		2026	2025
in CHF thousands	Note

Revenues and other income
Revenues from research and development collaborations	5.1	—	—
Total revenues and other income		—	—

Operating expenses
Research and development expenses		(19,055)	(22,627)
Selling, general and administrative expenses		(7,978)	(8,214)
Restructuring expenses	5.10	—	(2,617)
Total operating expenses		(27,033)	(33,458)

Operating result		(27,033)	(33,458)

Financial income	5.5	351	922
Financial expenses	5.5	(21)	(4,633)
Net finance result		330	(3,711)

Result before income taxes		(26,703)	(37,169)

Income taxes	5.6	—	2
Net result, attributable to shareholders		(26,703)	(37,167)

Other comprehensive result

Items that will not be reclassified to profit or loss
Remeasurement of net pension liabilities, net of tax	5.8	3,270	71

Items that are or may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations		9	7

Other comprehensive result, net of tax		3,279	78

Total comprehensive result, attributable to shareholders		(23,424)	(37,089)

Basic and diluted net result per share (in CHF)	5.7	(0.70)	(1.00)

See accompanying notes, which form an integral part of these unaudited condensed consolidated interim financial statements.

Condensed consolidated interim statement of profit or loss and other comprehensive result for the 3 months ended June 30,		2026	2025
in CHF thousands	Note

Revenues and other income
Revenues from research and development collaborations	5.1	—	—
Total revenues and other income		—	—

Operating expenses
Research and development expenses		(9,610)	(10,706)
Selling, general and administrative expenses		(3,981)	(3,994)
Restructuring expenses	5.10	—	(2,617)
Total operating expenses		(13,591)	(17,317)

Operating result		(13,591)	(17,317)

Financial income	5.5	41	420
Financial expenses	5.5	(11)	(3,501)
Net finance result		30	(3,081)

Result before income taxes		(13,561)	(20,398)

Income taxes	5.6	—	—
Net result, attributable to shareholders		(13,561)	(20,398)

Other comprehensive result

Items that will not be reclassified to profit or loss
Remeasurement of net pension liabilities, net of tax	5.8	3,003	(2,107)

Items that are or may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations		5	1

Other comprehensive result, net of tax		3,008	(2,106)

Total comprehensive result, attributable to shareholders		(10,553)	(22,504)

Basic and diluted net result per share (in CHF)	5.7	(0.35)	(0.56)
See accompanying notes, which form an integral part of these unaudited condensed consolidated interim financial statements.

Condensed consolidated interim cash flow statement for the 6 months ended June 30,	2026	2025
in CHF thousands

Net result attributable to shareholders	(26,703)	(37,167)
Adjustments for:
Depreciation and amortization	985	1,105
Share-based compensation	1,843	2,370
Social security and tax paid on behalf of employees on shares vested under the PSU and RSU program	(389)	(316)
Other equity-settled transactions	81	—
Change in employee benefits	465	(891)
Income tax	—	(2)
Financial income	(351)	(922)
Financial expenses	21	4,633
Changes in working capital:
Change in other current assets	(237)	64
Change in trade and other receivables	487	(1,284)
Change in trade and other payables	(10)	271
Change in accrued expenses	(1,210)	1,996
Exchange gain/(loss) on working capital positions	4	(21)
Interest paid on lease liabilities	(13)	(9)
Other financial expense	(9)	(7)
Net cash used in operating activities	(25,036)	(30,180)

Proceeds from investments in short term time deposits	18,257	89,095
Investments in short term time deposits	(8,037)	(39,526)
Acquisition of property, plant and equipment	(20)	(544)
Interest received	275	908
Net cash from investing activities	10,475	49,933

Proceeds from issuance of shares under LTI plans	—	1
Proceeds from vesting under the LTI plans	99	61
Payment of lease liabilities	(601)	(607)
Net cash used in financing activities	(502)	(545)

Exchange gain (loss) on cash positions	340	(1,107)

Net increase (decrease) in cash and cash equivalents	(14,723)	18,102

Cash and cash equivalents at January 1	82,653	63,874

Cash and cash equivalents at June 30,	67,930	81,975
See accompanying notes, which form an integral part of these unaudited condensed consolidated interim financial statements.

Condensed consolidated interim statement of changes in equity
in CHF thousands	Share capital	Additional paid-in capital	Treasury share reserve	Cumulative losses	Total shareholders' equity

At January 1, 2025	4,036	384,875	(981)	(246,293)	141,637
Net result	—	—	—	(37,167)	(37,167)
Remeasurement of net pension liabilities	—	—	—	71	71
Exchange differences on translating foreign operations	—	—	—	7	7
Total comprehensive income	—	—	—	(37,089)	(37,089)
Share-based compensation costs (1)	—	2,370	—	—	2,370
Issuance of new shares under LTI plans	1	—	—	—	1
Exercise of LTI plans	—	(110)	171	—	61
Treasury shares withheld to cover social security and tax	—	—	(316)	—	(316)
At June 30, 2025	4,037	387,134	(1,127)	(283,383)	106,662

At January 1, 2026	4,037	389,179	(1,129)	(311,753)	80,334
Net result	—	—	—	(26,703)	(26,703)
Remeasurement of net pension liabilities	—	—	—	3,270	3,270
Exchange differences on translating foreign operations	—	—	—	9	9
Total comprehensive income	—	—	—	(23,424)	(23,424)
Share-based compensation costs (1)	—	1,843	—	—	1,843
Other equity-settled transactions	—	74	7	—	81
Exercise of LTI plans	—	(179)	278	—	99
Treasury shares withheld to cover social security and tax	—	—	(389)	—	(389)
At June 30, 2026	4,037	390,917	(1,233)	(335,177)	58,544
(1) See note 5.4
See accompanying notes, which form an integral part of these unaudited condensed consolidated interim financial statements.

Explanatory notes to the condensed consolidated interim financial statements

1.    General Information
Molecular Partners AG ("Company") and its subsidiary (collectively "Molecular Partners" or "Group") is a clinical-stage biopharmaceutical company pioneering designed ankyrin repeat proteins (DARPin) candidates to treat serious diseases, with a current focus on oncology and virology. The Company was founded on November 22, 2004, and is domiciled at Wagistrasse 14, 8952 Schlieren, Canton of Zurich, Switzerland. It is subject to the provisions of the articles of association and to article 620 et seq. of the Swiss Code of Obligations, which describe the legal requirements for limited companies (“Aktiengesellschaften”).
Molecular Partners Inc. is a wholly owned subsidiary of Molecular Partners AG. Molecular Partners Inc. was incorporated in the United States in the State of Delaware on October 8, 2018. Molecular Partners Inc. is based in Cambridge, Massachusetts.
The unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2026 , were approved for issuance by the Board of Directors on August 24, 2026.
The Company’s shares are listed on the SIX Swiss Exchange (Ticker: MOLN) since November 5, 2014, and on the Nasdaq Global Select Market (Ticker: MOLN) since June 16, 2021.

2.    Basis of Preparation
These unaudited condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and should be read in conjunction with the Group's last annual consolidated financial statements as at and for the year ended December 31, 2025. They do not include all the information required for a complete set of consolidated financial statements prepared in accordance with IFRS® Accounting Standards ("IFRS") as issued by the IASB. However, selected explanatory notes are included to explain events and transactions that are significant to gain an understanding of the changes in the Group's financial position and performance since the last annual consolidated financial statements as at and for the year ended December 31, 2025.
The accounting policies set forth in the notes to those annual consolidated financial statements have been consistently applied to all periods presented, except as per below.
The condensed consolidated interim financial statements are presented in thousands of Swiss Francs (TCHF), unless stated otherwise.
The business is not subject to any seasonality. Revenues largely depend on the underlying collaboration agreements and the achievement of agreed milestones, while expenses are largely affected by the phase of the respective projects, particularly with regard to external research and development expenditures.
Due to rounding, the numbers presented in the financial statements might not precisely equal the accompanying notes.
3.    New or Revised IFRS Standards and Interpretations
A number of new or amended standards became applicable for annual periods beginning on or after January 1, 2026. These standards were assessed to not have any significant impact on the Group’s accounting policies and did not require any retrospective adjustments.

A preliminary assessment on the impact of the implementation of IFRS 18 has been performed; based on this assessment, the Company expects there to be no significant impact on the Company's overall financial statements. Based on the initial assessment the Company also expects there to be no Management defined Performance Measures or MPM’s to be reported on. IFRS 18 will not be early adopted. Possible impacts from other new or revised standards have not yet been assessed but are anticipated to be immaterial.
4.    Accounting estimates and judgments
The condensed consolidated interim financial statements have been prepared under the historical cost convention. In preparing these condensed consolidated interim financial statements, management made judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates.
5.    Other explanatory notes
5.1    Other group-wide disclosures
On January 5, 2024, the Group announced it entered into a co-development agreement with Orano Med to co-develop 212Pb-based Radio Darpin Therapies (RDT). Under the terms of the co-development agreement, Molecular Partners previously disclosed RDT target DLL3 (delta-like ligand 3) is included in the collaboration with Orano Med. Both companies agree to share the cost of preclinical and clinical development with additional commitments to supply their respective materials.
The cost sharing in the first six months of 2026 resulted in a reimbursement of expenses by Orano Med of TCHF425 (First six months of 2025: TCHF1,397) and for the three months ended June 30, 2026 TCHF77 (Three months ended June 30, 2025: TCHF567) reported under research and development expenses.

5.2    Share capital
As of June 30, 2026, the issued share capital of the Company amounted to CHF 4,037,464 divided into 40,374,641 fully paid registered shares, inclusive of 2,069,404 treasury shares (December 31, 2025: CHF 4,037,464 divided into 40,374,641 shares, of which 2,962,973 were treasury shares).

In CHF thousands	Number of Treasury shares	Average price in CHF	Total TCHF value

As of January 1, 2026	2,962,973	0.38	1,129
Shares vested under the PSU program	(873,552)	0.28	(245)
Shares withheld to cover social security and tax liabilities	103,875	3.08	320
Shares vested under the RSU program	(120,144)	0.28	(33)
Shares withheld to cover social security and tax liabilities	21,252	3.23	69
Other equity-settled transactions	(25,000)	0.28	(7)
Shares as of June 30, 2026	2,069,404	0.60	1,233

Treasury shares are measured at a FIFO principle.
The 125,127 shares were withheld from vested awards to cover employees’ and Board of Directors income tax and social security contributions.

5.3    Dividends
The Group has paid no dividends since its inception and does not anticipate paying dividends in the foreseeable future.

5.4    Share-based compensation
As of June 30, 2026, a total of 3,218,673 PSUs and 586,723 Restricted Share Units ("RSUs") were outstanding (as of December 31, 2025, a total of 2,918,458 PSUs and 504,543 RSUs were outstanding). The changes in the number of share-based awards (PSUs and RSUs) outstanding during the six month period ended June 30, 2026, is as follows:

PSU/ RSU movements[3]	PSU / RSU (numbers)

Balance outstanding at January 1, 2026	3,423,001

Granted	1,895,303
(Performance adjustment)[1]	(395,261)
(Forfeited)[2]	(123,951)
(Expired)	—
(Exercised grants), vested PSU / RSU	(993,696)

Balance outstanding at June 30, 2026	3,805,396
1Performance adjustments indicate additional grants or forfeitures due to non-market performance conditions (under) over-achieved
2Forfeited due to service conditions not fulfilled
3 All outstanding PSU / RSU have an exercise price of CHF 0.10.

The share-based compensation costs recognized during the six months ended June 30, 2026, amounted to TCHF 1,843 (TCHF 2,370 for the six months ended June 30, 2025). For the three months ended June 30, 2026, the share-based compensation costs amounted to TCHF 907 (TCHF 1,228 for the three months ended June 30, 2025).

5.5    Financial income and expense

Financial income for six months

in CHF thousands, for the six months ended June 30	2026	2025
Interest income on financial assets held at amortized cost	214	922
Net foreign exchange gain	137	—
Total	351	922
Financial expense for six months

in CHF thousands, for the six months ended June 30	2026	2025
Net foreign exchange loss	—	(4,617)
Interest expense on leases	(13)	(9)
Other financial expenses	(9)	(7)
Total	(21)	(4,633)

Financial income for three months

in CHF thousands, for the three months ended June 30	2026	2025
Interest income on financial assets held at amortized cost	38	420
Net foreign exchange gain	3	—
Total	41	420

Financial expense for three months

in CHF thousands, for the three months ended June 30	2026	2025
Net foreign exchange loss	—	(3,494)
Interest expense on leases	(6)	(4)
Other financial expenses	(5)	(3)
Total	(11)	(3,501)

Exchange results primarily represent unrealized foreign exchange results on the cash and short-term time deposit balances held in USD.

5.6    Income taxes
The Group has in recent years reported operating losses, with the exception of the year ended December 31, 2022, that resulted in a tax loss carry-forward in Switzerland of TCHF 252,980 as of December 31, 2025. No deferred tax assets have been recognized for these tax loss carry forwards, because it is not probable that such loss carry forwards can be utilized in the foreseeable future. In addition, no deferred tax positions were recognized on other deductible temporary differences (e.g., pension liabilities under IAS 19) due to the significant tax loss carry forwards.
5.7 Earnings per share

for the six months ended June 30	2026	2025
Weighted average number of shares used in computing basic and diluted earnings per share	37,906,112	37,134,928

for the three months ended June 30	2026	2025
Weighted average number of shares used in computing basic and diluted earnings per share	38,305,237	37,392,355
5.8    Other Comprehensive result
In order to recognize remeasurements of the net defined benefit obligation in the period in which they arise, the Group utilizes its independent actuaries to update the calculation of the defined benefit obligation and plan assets at each reporting date. The primary components of the remeasurement as of and for the six month period ended June 30, 2026, relate to an increase in the value of the assets held under the defined benefit plan and changes to demographic assumptions.
5.9    Related parties
The Group did not enter into any related party transactions in the interim periods presented.

5.10    Restructuring expense
On June 10, 2025, Molecular Partners announced a planned operational efficiency initiative (“restructuring 2025”), which included a reduction in headcount within R&D. As a result, 34 positions - primarily in R&D, but also some supporting functions - were impacted.
For the six months ended June 30, 2025, the Group recognized TCHF 2,617 as expenses. For the six months ended June 30, 2026, no restructuring expense was recognized and there was no remaining accrual. The restructuring charges primarily consisted of personnel related cost.
5.11    Events after the balance sheet date
No events occurred between the balance sheet date and the date on which these condensed consolidated interim financial statements were approved for issuance by the Board of Directors that would require adjustment to these condensed consolidated interim financial statements or disclosure under this section.

Independent Auditors’ Report on the Review of the Condensed Consolidated Interim Financial Statements to the Board of Directors of Molecular Partners AG, Schlieren

Introduction
We have been engaged to review the accompanying condensed consolidated interim statement of financial position of Molecular Partners AG as at June 30, 2026, and the related condensed consolidated interim statements of profit or loss and other comprehensive result for the six and three-months periods ended June 30, 2026, condensed consolidated interim cash flow statement and statement of changes in equity for the six-month period then ended, and selected explanatory notes (the condensed consolidated interim financial statements). The Board of Directors is responsible for the preparation and presentation of these condensed consolidated interim financial statements in accordance with International Accounting Standard 34 Interim Financial Reporting. Our responsibility is to express a conclusion on these condensed consolidated interim financial statements based on our review.

Scope of Review
We conducted our review in accordance with International Standard on Review Engagements 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements as at and for the six and three-months periods ended June 30, 2026, are not prepared, in all material respects, in accordance with International Accounting Standard 34 Interim Financial Reporting.

/s/ KPMG AG

Zurich, August 24, 2026

Exhibit

99.1	Press release dated August 25, 2026
99.2	Half year 2026 condensed consolidated interim financial statements and accompanying notes (unaudited)
101
The following materials from this Report on Form 6-K are formatted in XBRL (eXtensible Business Reporting Language): (i) Condensed consolidated interim statements of financial position as of June 30, 2026 and December 31, 2025 (unaudited): (ii) Condensed consolidated interim statements of profit or loss and other comprehensive result for the three and six months ended June 30, 2026 and 2025 (unaudited); (iii) Condensed consolidated interim cash flow statement for the six months ended June 30, 2026 and 2025 (unaudited); (iv) Condensed consolidated interim statements of changes in equity for the six months ended June 30, 2026 and 2025 (unaudited); and (v) Explanatory notes to the condensed consolidated interim financial statements (unaudited).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Molecular Partners AG
(Registrant)

Date: August 25, 2026	/s/ PATRICK AMSTUTZ
	Name:	Patrick Amstutz
	Title:	Chief Executive Officer